February 5, 2019

Gregory Zikos
Chief Financial Officer
Costamare Inc.
7 rue du Cabian
MC 98000 Monaco

       Re: Costamare Inc.
           Form 20-F for the Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-34934

Dear Mr. Zikos:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    A. Gabrielides